MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	August 1, 2014
SUBJECT:
JNL Series Trust, Form N-1A Registration Statement
Post-Effective Amendment No. 123 under the Securities Act of 1933 File No.: 33-87244

Memorandum Responding to Commission Staff Oral Comments of July 21, 2014, Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Alberto Zapata of the U.S. Securities and Exchange Commission ("Commission") staff on July 21, 2014 relating to Post-Effective Amendment No. 123 (the "Amendment) under the Securities Act of 1933, as amended (the "Securities Act") of the Registration Statement on Form N-1A filed with the Commission by JNL Series Trust ("Trust") on June 5, 2014.

    The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Prospectus, as applicable.

1.	General Comments

a.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:   The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement prior to the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

b.
Please include introductory language to the prospectus supplement explaining the fund merger (similar to that laid out in the supplement for JNL Variable Fund LLC filed via EDGAR on June 6, 2014), as well as, the fund additions and changes outlined in the cover letter filed with Post-Effective Amendment No. 123.

RESPONSE:  The Registrant has added disclosure to the supplement explaining the fund merger, as well as, the fund additions and changes outlined in the cover letter filed with Post-Effective Amendment No. 123.

2.	Summary Prospectus and Statutory Section for the JNL/Boston Partners Global Long Short Equity Fund

a.
The Registrant has included "segregated account risk" as a principal risk. Please add corresponding disclosure in the "Principal Investment Strategies" explaining the types of derivatives warranting segregation.

RESPONSE:  The Registrant has made the requested change.

b.
Please note that when a fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the fund(s) operate(s).

RESPONSE:  The Registrant hereby acknowledges that the SEC or its staff may issue future guidance related to derivatives and leverage, which could impact the manner in which certain Funds operate.

c.
For each Fund that includes derivatives disclosure, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Fund will invest and the related risks.

RESPONSE:  The Registrant has reviewed the prospectus disclosure for each Fund that invests in derivative instruments as part of its principal investment strategy and confirms its belief that the information is not generic or standardized and that it describes the derivative instruments that the Fund intends to utilize and associated principal risks.

d.	If the funds will write credit default swaps ("CDS"), confirm that the fund will segregate assets sufficient to cover the full amount of CDS.

RESPONSE: The Registrant confirms that the Fund will not enter into CDS.

3.	Summary Prospectus and Statutory Section for the JNL/Mellon Capital Utilities Sector Fund

a.
In the section entitled "Principal Investment Strategies," please change the format of the upper band of the capitalization range from $52,589 million to $52.59 billion to maintain consistency with other disclosures in the prospectus.

RESPONSE: The Registrant has made the requested change.

4.	Summary Prospectus and Statutory Section for the JNL/S&P International 5 Fund

a.	In the section entitled "Principal Investment Strategies," please define "sub-adviser" prior to first use.

RESPONSE: The Registrant has made the requested change.

5.
Statutory Section for the following funds: JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Institutional Alt 65 Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, and JNL/S&P Managed Aggressive Fund, Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, JNL Disciplined Growth Fund, JNL Disciplined Moderate Growth Fund, JNL Disciplined Growth Fund, JNL Investment Committee – Global Strategic Moderate with Alts Fund, JNL Investment Committee – Global Strategic Moderately Aggressive with Alts Fund, JNL Investment Committee – Strategic Moderate Fund, and JNL Investment Committee – Strategic Moderately Aggressive Fund

a.	Please remove JNL/Mellon Capital NYSE® International 25 Fund from the list of available underlying funds in the section entitled "Principal Investment Strategies."

RESPONSE: The Registrant has made the requested change.

6.	Tandy Representation

a.	Please provide "Tandy" representations.

RESPONSE:  A "Tandy" letter will be filed as separate correspondence.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:            File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

SEC Comment 1b

The Information In the Prospectus Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Prospectus Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

Supplement Dated September 15, 2014
To The Prospectus Dated April 28, 2014

JNL® Series Trust

Please note that the changes apply to your variable annuity and/or variable life product(s).

Please note that all changes are effective September 15, 2014, unless otherwise noted below.

This supplement adds the following new funds and respective Investment Sub-Advisers:

New Fund	Sub-Adviser
JNL/Boston Partners Global Long Short Equity Fund	Robeco Investment Management, Inc.

JNL/S&P International 5 Fund	Mellon Capital Management Corporation Standard & Poor's Investment Advisory Services LLC

This supplement discloses the following fund merger:

Acquired Fund	Acquiring Fund
JNL/Mellon Capital NYSE ® International 25 Fund ("NYSE Fund"), a portfolio of JNL Variable Fund LLC	JNL/Mellon Capital International Index Fund ("International Index Fund"), a series of the JNL Series Trust

On June 3-4, 2014, the Board of Managers ("Board") of the JNL Variable Fund LLC approved the reorganization of the NYSE Fund into the International Index Fund (the "Reorganization").  The investment objectives, principal investment strategies and risks of the NYSE Fund and the International Index Fund are similar.

Under the terms of the Plan of Reorganization, the NYSE Fund's assets and liabilities will be transferred to International Index Fund in return for shares of the International Index Fund of equal value as of the valuation date. These International Index Fund shares will be distributed pro rata to shareholders of the NYSE Fund in exchange for their fund shares. Current NYSE Fund shareholders will thus become shareholders of the International Index Fund and receive shares of International Index Fund with a total net asset value equal to that of their shares of the NYSE Fund at the time of reorganization.  The proposed transaction is expected to be tax-free for Contract owners and for the funds for federal income tax purposes.

It is expected that the Reorganization will take place on or around September 12, 2014.  Please note that the Reorganization requires no action on your part.

This supplement discloses the following fund update:

Certain disclosures relating to the JNL/Mellon Capital Utilities Sector Fund are revised to reflect the change in benchmark from the Dow Jones US Utilities Index to the MSCI USA IMI Utilities Index for the Fund effective September 15, 2014.

SEC Comment 2a

The following Fund should be added to the summary prospectus section entitled "Summary Overview of Each Fund":

JNL/Boston Partners Global Long Short Equity Fund
Class A and B

Principal Investment Strategies.  The Fund invests in long positions in stocks identified by the Sub-Adviser, Robeco Investment Management, Inc. (doing business as "Boston Partners") as undervalued and takes short positions in stocks that Boston Partners has identified as overvalued. The cash proceeds from short sales will be invested in short-term cash instruments to produce a return on such proceeds just below the federal funds rate. The Fund will invest, both long and short, in securities issued by U.S. and non-U.S. companies of any capitalization size. With a long position, the Fund purchases a stock outright; with a short position, the Fund sells a security that it does not own and must borrow to meet its settlement obligations. The Fund may invest in securities of companies operating for three years or less ("unseasoned issuers"). Boston Partners will determine the size of each long or short position by analyzing the tradeoff between the attractiveness of each position and its impact on the risk of the overall portfolio. Selection of individual securities to be held long or sold short will be based on a mix of quantitative techniques and fundamental security analysis.  Boston Partners selects stocks on the basis of three criteria: valuation, business fundamentals and business momentum.  Boston Partners examines various factors in determining the value characteristics of such issuers including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer's operating and financial fundamentals, including return on equity, earnings growth and cash flow. Boston Partners selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth and other investment criteria.

The Fund may invest in all types of equity and equity-related securities, including without limitation exchange traded and over-the-counter common and preferred stocks, warrants, options, rights, convertible securities, sponsored and unsponsored depositary receipts and shares, trust certificates, limited partnership interests, shares of other investment companies (including exchanged-traded funds ("ETFs")), real estate investment trusts ("REITs") and equity participations. An equity participation is a type of loan that gives the lender a portion of equity ownership in a property, in addition to principal and interest payments. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula.

The Fund defines non-U.S. companies as companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments or sales, outside of the United States. Under normal market conditions, the Fund invests significantly (ordinarily at least 40% —unless market conditions are not deemed favorable by Boston Partners, in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund principally will be invested in issuers located in countries with developed securities markets, but may also invest in issuers located in emerging markets. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries).

The Fund's portfolio is rebalanced regularly. Boston Partners assesses each investment's changing characteristics relative to its contribution to portfolio risk. Boston Partners will sell an investment held long or close out a short position that Boston Partners believes no longer offers an appropriate return-to-risk tradeoff.

Under normal circumstances, Boston Partners expects to sell securities short so that the Fund's portfolio is approximately 50% net long with an average of between 30% and 70% net long.

The Fund may participate as a purchaser in initial public offerings of securities ("IPO"). An IPO is a company's first offering of stock to the public.

The Fund may invest from time to time a significant portion of its assets in smaller issuers which are more volatile and less liquid than investments in issuers with a market capitalization greater than $1 billion.

The Fund may invest up to 15% of its net assets in illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale.

The Fund may invest up to 20% of its net assets in high yield debt obligations, such as bonds and debentures, used by U.S. and foreign corporations and other business organizations (e.g. trusts or limited liability companies). Such high yield debt obligations are not considered to be investment grade. Non-investment grade fixed income securities (commonly known as "junk bonds") are rated BB or lower by Standard & Poor's Rating Group, or have a comparable rating by another nationally recognized statistical rating organization ("NRSRO") (or, if unrated are determined by Boston Partners to be of comparable quality at the time of investment). The Fund may invest in securities of the lowest rating category, including securities in default. Boston Partners may, but is not required to, sell a bond or note held by the Fund in the event that its credit rating is downgraded.

The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes. When trading derivatives, the Fund may be required to post securities to a segregated account. Asset segregation may be required for short sales and for many, but not all, derivatives transactions, including swaps, options, futures, forwards and contracts for differences.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Comment 3a

In the section entitled, "Summary Overview of Each Fund" for the JNL/Mellon Capital Utilities Sector Fund under "Principal Investment Strategies," please delete the first two paragraphs in their entirety and replace them with the following:

Principal Investment Strategies. The Fund invests under normal circumstances at least 80% of its assets in the stocks in the MSCI USA IMI Utilities Index in proportion to their market capitalization weighting in the MSCI USA IMI Utilities Index.  The MSCI USA IMI Utilities Index measures the performance of the utilities sector of the U.S. equity market.  The Fund seeks to achieve its objective by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the MSCI USA IMI Utilities Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.  Indexing may eliminate the chance that the Fund will outperform the MSCI USA IMI Utilities Index, but also may reduce some of the risk of active management, such as poor security selection.  As of December 31, 2013, the market capitalization range of the MSCI USA IMI Utilities Index was $119.59 million to $52 . 59 billion .

The Fund's ability to achieve significant correlation with the performance of the MSCI USA IMI Utilities Index may be affected by changes in shareholder flows, securities markets and changes in the composition of the MSCI USA IMI Utilities Index.

Certain provisions of the 1940 Act and the Internal Revenue Code of 1986 may limit the ability of the Fund to invest in certain securities in excess of certain percentage limitations.  Any amount that cannot be allocated due to these limitations will be allocated among the remaining portfolio securities.

The Fund may also invest in a combination of exchange-traded funds ("ETFs") and cash to maintain correlation to its index, to assist with index rebalances, and to meet redemption or purchase requests.

SEC Comment 4a

The following Fund should be added to the summary prospectus section entitled "Summary Overview of Each Fund":

JNL/S&P International 5 Fund
Class A and B

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in the common stocks of foreign companies located in developed countries throughout the world, excluding the United States, that are identified through a disciplined, rules-based strategy. The Fund allocates all of its net assets among the underlying regional strategies listed below:

•
S&P Asia Pac Ex Japan Strategy – This strategy focuses on companies located in developed countries in the Asia-Pacific (excluding Japan) geographic region that have delivered attractive cash returns to shareholders while seeking to avoid companies with less attractive profitability.

•
S&P Canada Strategy – This strategy focuses on companies located in Canada that the Sub-Adviser believes to have attractive free cash flows in relation to equity market capitalization while seeking to avoid companies that the Sub-Adviser believes have undergone unattractive changes to capital structure.

•
S&P Europe Strategy –This strategy focuses on companies located in Western Europe that the Sub-Adviser believes have above average free cash flows in relation to equity market valuation and attractive price momentum.

•	S&P Japan Strategy – This strategy focuses on companies located in Japan that the Sub-Adviser believes have attractive dividend yields while attempting to avoid overpaying through valuation metrics.
•
S&P Middle East Strategy –This strategy focuses on companies located in Israel that the Sub-Adviser believes to have strong free cash flows in relation to equity market valuation and attractive appreciation prospects in the equity market.

While each of these underlying regional strategies seeks to provide capital appreciation, each underlying regional strategy follows a different principal investment strategy.

Each of the underlying regional strategies invests by selecting from the common stock of companies included in a corresponding regional index, each of which is a sub-index of the S&P Developed Ex-U.S. BMI LargeMidIndex.  The S&P Developed Ex-U.S. BMI LargeMid Index measures the performance of companies located in developed countries around the world, excluding the United States.  As of December 31, 2013, the range of market capitalizations of companies included in the index was between $174.9 million and $236.8 billion.  The size of companies in the S&P Developed Ex-U.S. BMI LargeMid Index changes with market conditions, which can result in changes to the market capitalization range of companies in the index.

The securities for each underlying regional strategy are selected only once annually on each stock selection date.  The initial stock selection date will be on or about September 15, 2014. After the initial stock selection date the Fund will be rebalanced annually between each of the above specialized strategies on or the first business day of March.

Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation, (" Sub-Advisers ") generally use a buy and hold strategy, trading only around each stock selection date, when cash flow activity occurs, and for dividend reinvestment.  The Sub-Advisers may also trade for mergers if the original stock is not the surviving company.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Comment 5a

In the section entitled, "Additional Information About Each Fund" under "Principal Investment Strategies" for JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Institutional Alt 65 Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, and JNL/S&P Managed Aggressive Fund, Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, JNL Disciplined Growth Fund, JNL Disciplined Moderate Growth Fund, JNL Disciplined Growth Fund, JNL Investment Committee – Global Strategic Moderate with Alts Fund, JNL Investment Committee – Global Strategic Moderately Aggressive with Alts Fund, JNL Investment Committee – Strategic Moderate Fund, and JNL Investment Committee – Strategic Moderately Aggressive Fund, please delete the table and replace it with the following:

Domestic/Global Equity	Domestic/Global Fixed Income

Curian Variable Series Trust	Curian Variable Series Trust
Curian/DFA U.S. Micro Cap Fund	Curian/DoubleLine® Total Return Fund
Curian/Epoch Global Shareholder Yield Fund	Curian/PIMCO Credit Income Fund
Curian Focused U.S. Equity Fund
Curian/T. Rowe Price Capital Appreciation Fund	JNL Series Trust
Curian/The Boston Company Equity Income Fund	JNL/Franklin Templeton Global Multisector Bond Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL Series Trust	JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/BlackRock Large Cap Select Growth Fund	JNL/Mellon Capital Bond Index Fund
JNL/Capital Guardian Global Balanced Fund	JNL/Neuberger Berman Strategic Income Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/PIMCO Real Return Fund
JNL/DFA U.S. Core Equity Fund	JNL/PIMCO Total Return Bond Fund
JNL/Eagle SmallCap Equity	JNL/PPM America Floating Rate Income Fund
JNL/Franklin Templeton Global Growth Fund	JNL/PPM America High Yield Bond Fund
JNL/Franklin Templeton Income Fund	JNL/Scout Unconstrained Bond Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/WMC Money Market Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Invesco Large Cap Growth Fund	JNL Investors Series Trust
JNL/Invesco Mid Cap Value Fund	JNL/PPM America Low Duration Bond Fund
JNL/Invesco Small Cap Growth Fund	JNL/PPM America Total Return Fund
JNL/JPMorgan MidCap Growth Fund
JNL/Mellon Capital S&P 500 Index Fund	International Fixed Income
JNL/Mellon Capital S&P 400 MidCap Index Fund
JNL/Mellon Capital Small Cap Index Fund	Curian Variable Series Trust
JNL/Morgan Stanley Mid Cap Growth Fund	Curian/Baring International Fixed Income Fund
JNL/Oppenheimer Global Growth Fund
JNL/PPM America Mid Cap Value Fund	JNL Series Trust
JNL/PPM America Small Cap Value Fund	JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/PPM America Value Equity Fund
JNL/T. Rowe Price Established Growth Fund	International
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund	Curian Variable Series Trust
JNL/WMC Balanced Fund	Curian/Aberdeen Latin America Fund
JNL/WMC Value Fund	Curian/Ashmore Emerging Market Small Cap Equity Fund
JNL/S&P Competitive Advantage Fund	Curian/Franklin Templeton Frontier Markets Fund
JNL/S&P Dividend Income & Growth Fund	Curian Focused International Equity Fund
JNL/S&P Intrinsic Value Fund	Curian/Lazard International Strategic Equity Fund
JNL/S&P Total Yield Fund	Curian/Schroder Emerging Europe Fund

JNL Variable Fund LLC	JNL Series Trust
JNL/Mellon Capital 25 Fund	JNL/Eastspring Investments Asia ex-Japan Fund
JNL/Mellon Capital JNL 5 Fund	JNL/Eastspring Investments China-India Fund
JNL/Mellon Capital JNL Optimized 5 Fund	JNL/Franklin Templeton International Small Cap Growth Fund
JNL/Mellon Capital S&P® 24 Fund	JNL/Invesco International Growth Fund
JNL/Mellon Capital Value Line® 30 Fund	JNL/JPMorgan International Value Fund
JNL/Lazard Emerging Markets Fund
Risk Management	JNL/Mellon Capital Emerging Markets Index Fund
JNL/Mellon Capital European 30 Fund
Curian Variable Series Trust	JNL/Mellon Capital Pacific Rim 30 Fund
Curian Dynamic Risk Advantage – Diversified Fund	JNL/Mellon Capital International Index Fund
Curian Dynamic Risk Advantage – Growth Fund
Curian Dynamic Risk Advantage – Income Fund

JNL Series Trust
JNL/AllianceBernstein Dynamic Asset Allocation Fund

Sector	Specialty

JNL Series Trust	JNL Series Trust
JNL/Mellon Capital Utilities Sector Fund	JNL/Mellon Capital Dow Jones U.S. Contrarian Opportunities Index Fund
JNL/S&P International 5 Fund
JNL Variable Fund LLC	JNL/S&P Mid 3 Fund
JNL/Mellon Capital Communications Sector Fund
JNL/Mellon Capital Consumer Brands Sector Fund	JNL Variable Fund LLC
JNL/Mellon Capital Financial Sector Fund	JNL/Mellon Capital Nasdaq® 25 Fund
JNL/Mellon Capital Healthcare Sector Fund	JNL/Mellon Capital S&P® SMid 60 Fund
JNL/Mellon Capital Oil & Gas Sector Fund
JNL/Mellon Capital Technology Sector Fund
Alternative Strategies
Alternative Assets
Curian Variable Series Trust
Curian Variable Series Trust	Curian/AQR Risk Parity Fund
Curian/CenterSquare International Real Estate Securities Fund	Curian/BlackRock Global Long Short Credit Fund
Curian/Franklin Templeton Natural Resources Fund	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund
Curian/Neuberger Berman Risk Balanced Commodity Strategy Fund	Curian/FAMCO Flex Core Covered Call Fund
Curian/Van Eck International Gold Fund	Curian Long Short Credit Fund
Curian/Neuberger Berman Currency Fund
JNL Series Trust	Curian/Nicholas Convertible Arbitrage Fund
JNL/BlackRock Commodity Securities Strategy Fund	Curian/Pinebridge Merger Arbitrage Fund
JNL/Brookfield Global Infrastructure and MLP Fund	Curian/UBS Global Long Short Fixed Income Opportunities Fund
JNL/Invesco Global Real Estate Fund
JNL/Red Rocks Listed Private Equity Fund	JNL Series Trust
JNL/AQR Managed Futures Strategy Fund
Tactical Management	JNL/Boston Partners Global Long Short Equity Fund
JNL/Goldman Sachs U.S. Equity Flex Fund
JNL Series Trust	JNL/Mellon Capital Global Alpha Fund
JNL/BlackRock Global Allocation Fund
JNL/Ivy Asset Strategy Fund

SEC Comment 2a

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

JNL/Boston Partners Global Long Short Equity Fund
Class A and B

Principal Investment Strategies.  The Fund invests in long positions in stocks identified by the Boston Partners as undervalued and takes short positions in stocks that Boston Partners has identified as overvalued. The cash proceeds from short sales will be invested in short-term cash instruments to produce a return on such proceeds just below the federal funds rate. The Fund will invest, both long and short, primarily in equity securities issued by U.S. and non-U.S. companies of any market capitalization size. With a long position, the Fund purchases a stock outright; with a short position, the Fund sells a security that it does not own and must borrow to meet its settlement obligations. The Fund is then obligated to return a security of the same issuer and quantity at some future date. The Fund may realize a loss to the extent the security increases in value or a profit to the extent the security declines in value (after taking into account any associated costs).The Fund may invest in securities of companies operating for three years or less ("unseasoned issuers"). Boston Partners will determine the size of each long or short position by analyzing the tradeoff between the attractiveness of each position and its impact on the risk of the overall portfolio. Selection of individual securities to be held long or sold short will be based on a mix of quantitative techniques and fundamental security analysis.  Boston Partners selects stocks on the basis of three criteria: valuation, business fundamentals and business momentum. Boston Partners examines various factors in determining the value characteristics of such issuers including price-to-book value ratios and price-to-earnings ratios. These value characteristics are examined in the context of the issuer's operating and financial fundamentals, including return on equity, earnings growth and cash flow. Boston Partners selects securities for the Fund based on a continuous study of trends in industries and companies, earnings power and growth and other investment criteria.

The Fund may invest in all types of equity and equity-related securities, including without limitation exchange traded and over-the-counter common and preferred stocks, warrants, options, rights, convertible securities, sponsored and unsponsored depositary receipts and shares, trust certificates, limited partnership interests, shares of other investment companies (including exchanged-traded funds ("ETFs")), real estate investment trusts ("REITs") and equity participations. An equity participation is a type of loan that gives the lender a portion of equity ownership in a property, in addition to principal and interest payments. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula.

The Fund defines non-U.S. companies as companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments or sales, outside of the United States. Under normal market conditions, the Fund invests significantly (ordinarily at least 40% —unless market conditions are not deemed favorable by Boston Partners, in which case the Fund would invest at least 30%) in non-U.S. companies. The Fund principally will be invested in issuers located in countries with developed securities markets, but may also invest in issuers located in emerging markets. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries).

The Fund's portfolio is rebalanced regularly. Boston Partners assesses each investment's changing characteristics relative to its contribution to portfolio risk. Boston Partners will sell an investment held long or close out a short position that Boston Partners believes no longer offers an appropriate return-to-risk tradeoff.

Under normal circumstances, Boston Partners expects to sell securities short so that the Fund's portfolio is approximately 50% net long with an average of between 30% and 70% net long.

To meet margin requirements, redemptions or pending investments, the Fund may also temporarily hold a portion of its assets in full faith and credit obligations of the United States government and in short-term notes, commercial paper or other money market instruments.

Boston Partners will sell a stock when it no longer meets one or more investment criteria, either through obtaining target value or due to an adverse change in fundamentals or business momentum. Each holding has a target valuation established at purchase, which Boston Partners regularly monitors and adjusts as appropriate.

The Fund may participate as a purchaser in initial public offerings of securities ("IPO"). An IPO is a company's first offering of stock to the public.

The Fund may invest from time to time a significant portion of its assets in smaller issuers which are more volatile and less liquid than investments in issuers with a market capitalization greater than $1 billion.

The Fund may invest up to 15% of its net assets in illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale.

The Fund may invest up to 20% of its net assets in high yield debt obligations, such as bonds and debentures, used by U.S. and foreign corporations and other business organizations (e.g. trusts or limited liability companies). Such high yield debt obligations are not considered to be investment grade. Non-investment grade fixed income securities (commonly known as "junk bonds") are rated BB or lower by Standard & Poor's Rating Group, or have a comparable rating by another nationally recognized statistical rating organization ("NRSRO") (or, if unrated are determined by Boston Partners to be of comparable quality at the time of investment). The Fund may invest in securities of the lowest rating category, including securities in default. Boston Partners may, but is not required to, sell a bond or note held by the Fund in the event that its credit rating is downgraded.

The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.   When trading derivatives, the Fund may be required to post securities to a segregated account. Asset segregation may be required for short sales and for many, but not all, derivatives transactions, including swaps, options, futures, forwards and contracts for differences.

While Boston Partners intends to fully invest the Fund's assets at all times in accordance with the above-mentioned policies, the Fund reserves the right to hold up to 100% of its assets, as a temporary defensive measure, in cash and eligible U.S. dollar-denominated money market instruments. Boston Partners will determine when market conditions warrant temporary defensive measures.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Comment 3a

In the section entitled, "Additional Information About Each Fund" for the JNL/Mellon Capital Utilities Sector Fund, in the section entitled "Principal Investment Strategies," please delete the first three paragraphs in their entirety and replace it with the following:

Principal Investment Strategies.  The Utilities Sector Fund seeks to achieve its objective by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the MSCI USA IMI Utilities Index. The Utilities Sector Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis. Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long term.  The Utilities Sector Fund invests under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the stocks in the MSCI USA IMI Utilities Index in proportion to their market capitalization weighting in the Dow Jones US Utilities Index.  When replicating a capitalization-weighted index such as the MSCI USA IMI Utilities Index, portfolio turnover is reduced to what the index adds and deletes, rebalancing, contract owner contributions and withdrawals, and reinvestment of income.  The Fund's ability to achieve significant correlation with the performance of the MSCI USA IMI Utilities Index may be affected by changes in shareholder flows, securities markets and changes in the composition of the MSCI USA IMI Utilities Index.  As of April 30, 2014, the market capitalization range of the MSCI USA IMI Utilities Index was $119.59 million to $52 . 59 billion .

The Fund will utilize the replication investment approach set forth above at all times except for circumstances in which the market capitalization weightings of the Index will violate the diversification requirements of the Internal Revenue Code.  In such cases, the excess weight of any security that will cause the Fund to be in violation of the diversification requirements will be allocated to the other securities in the Fund.

The MSCI USA IMI Utilities Index is a subset of the benchmark MSCI USA Investable Market Index ("IMI") and is comprised of securities that are classified in the Utilities sector by the Global Industry Classification Standard (GICS®).

The Fund will utilize the replication investment approach set forth above at all times except for circumstances in which the market capitalization weightings of the Index will violate the diversification requirements of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code").  In such cases, the excess weight of any security that will cause the Fund to be in violation of the diversification requirements will be allocated to the other securities in the Fund.

The Fund may also invest in a combination of exchange-traded funds ("ETFs") and cash to maintain correlation to its index, to assist with index rebalances, and to meet redemption or purchase requests.

The Fund is ''non-diversified'' under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than ''diversified'' mutual funds.

SEC Comment 4a

The following Fund should be added to the prospectus section entitled "Additional Information About Each Fund":

JNL/S&P International 5 Fund
Class A and B

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing in the common stock of foreign companies that are identified by a model strategy comprised of five underlying regional strategies.  The Fund allocates all of its net assets among the underlying regional strategies listed below on a pro rata basis according to the approximate market-capitalization weight that a corresponding regional sub-index of the S&P Developed Ex-U.S. BMI LargeMid Index bears to the S&P Developed Ex-U.S. BMI LargeMid Index.  The five underlying regional strategies are:

Underlying Regional Strategy	Approximate Proportion of the S&P Developed Ex-U.S. BMI LargeMid® Index as of December 31, 2013
S&P Asia Pac Ex Japan Strategy	14.7%
S&P Canada Strategy	8.8%
S&P Europe Strategy	55.4%
S&P Japan Strategy	20.5%
S&P Middle East Strategy	0.6%

Each of the underlying regional strategies invests by selecting from the common stock of companies included in a corresponding regional index (described below), each of which is a sub-index of the S&P Developed Ex-U.S. BMI LargeMid Index.  The S&P Developed Ex-U.S. BMI LargeMid Index measures the performance of companies located in developed countries around the world, excluding the United States.  As of December 31, 2013, the range of market capitalizations of companies in the index was between $175.9 million and $236.8 billion.  The size of companies in the S&P Developed Ex-U.S. BMI LargeMid Index changes with market conditions, which can result in changes to the market capitalization range of companies in the index.

The investment policies of the five underlying regional strategies are described more fully below.

The securities for each underlying regional strategy are selected only once annually on each stock selection date.  The initial stock selection date will be on or about September 15, 2014. After the initial stock selection date the Fund will be rebalanced annually between each of the above specialized strategies on or around the first international unified business day of March.

Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation, ("Sub-Advisers") generally use a buy and hold strategy, trading only around each stock selection date, when cash flow activity occurs, and for dividend reinvestment.  The Sub-Advisers may also trade for mergers if the original stock is not the surviving company.

Between stock selection dates, when cash inflows and outflows require, the Sub-Advisers make new purchases and sales of common stocks of the five underlying regional strategies in approximately the same proportion that such stocks are then held in the Fund (determined based on market value).

The universe of investable common stocks for each of the five underlying regional strategies begins with the S&P Developed Ex-U.S. BMI LargeMid® Index and then excludes the least liquid 20% of constituents based on trading volume from the investable universe of the index. The weight of the remaining securities in each sub-model sub-strategy is scaled based on liquidity, so that the more liquid names are relatively larger positions.

Certain provisions of the 1940 Act, and other U.S. "Federal Securities Laws" may limit the ability of the Fund to invest more than 5% of the Fund's total assets in the stock of any company that derives more than 15% of its gross revenues from securities related activities ("Securities Related Companies").  The 1940 Act and other Federal Securities Laws may also limit or prohibit the Funds from making certain investments.  If a Securities Related Company is selected by the strategy described above, the Sub-Advisers may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with these provisions.  Any amount that cannot be allocated to a Securities Related Company because of the 5% limit will be allocated among the remaining portfolio securities or other permissible investments.

Certain provisions of the 1940 Act, limit the ability of the Fund to invest more than 25% of the Fund's total assets in a particular industry ("25% limitation").  If a security is selected which would cause the Fund to exceed the 25% limitation, the Sub-Adviser may depart from the Fund's investment strategy only to the extent necessary to maintain compliance with the 25% limitation.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

While each of the five underlying regional strategies seeks to provide capital appreciation, each underlying regional strategy follows a different principal investment strategy.

S&P Asia Pac Ex Japan Strategy

Principal Investment Strategies. The S&P Asia Pac Ex Japan Strategy seeks to achieve capital appreciation by investing liquidity weighted allocations to the common stock of approximately 10% of the companies in the S&P Asia Pacific Ex-Japan BMI Large Mid® Index that the Sub-Adviser believes to be the most attractive.  The Sub-Adviser defines attractive stocks as those with the highest Total Equity Yield (a measure of cash returned to equity shareholders). Companies that are considered as having either the least attractive share buyback yield (as represented by net shares repurchased to issued relative to market capitalization) or below average profitability are excluded.  Companies with lower S&P Capital IQ™ Quality Ranks are also excluded, helping filter those stocks that may look attractive on a capital appreciation basis but may have longer term low quality characteristics.

S&P Canada Strategy

Principal Investment Strategies. The S&P Canada Strategy seeks to achieve capital appreciation by investing in liquidity weighted allocations to the common stock of approximately 15% of the companies in the S&P Canada BMI Large Mid® Index that the Sub-Adviser believes to be the most attractive. The Sub-Adviser defines attractive stocks as those with the strongest Free Cash Flow Yield (as represented by the ratio of free cash flow to equity market capitalization), excluding companies with unattractive share buyback yields or, unattractive net debt issuance to repayment ratios. Companies with lower S&P Capital IQTM Quality Ranks are also excluded, helping filter those stocks that may look attractive on a capital appreciation basis but may have longer term low quality characteristics.

S&P Europe Strategy

Principal Investment Strategies. The S&P Europe Strategy seeks to achieve capital appreciation by investing in liquidity weighted allocations to the common stock of approximately 15% of the companies in the S&P Europe BMI LargeMid® Index that the Sub-Adviser believes to be the most attractive. The Sub-Adviser defines attractive stocks as those having above average Free Cash Flow Yield, and attractive Price Momentum while excluding below average Total Equity Yield (a measure of Dividend Yield and Share Buyback Yield). Companies with lower S&P Capital IQTM Quality Ranks are also excluded, helping filter those stocks that may look attractive on a capital appreciation basis but may have longer term low quality characteristics.

S&P Japan Strategy

Principal Investment Strategies. The S&P Japan Strategy seeks to achieve capital appreciation by investing liquidity weighted allocations to the common stock of approximately 10% of the companies in the S&P Japan BMI LargeMid Index that the Sub-Adviser believes to be the most attractive. The Sub-Adviser defines attractive stocks as those with the highest Dividend Yield after excluding the lowest Total Equity Yield (a measure of cash returned to equity shareholders) and most overvalued companies.  Companies with lower S&P Capital IQTM Quality Ranks are also excluded, helping filter those stocks that may look attractive on a capital appreciation basis but may have longer term low quality characteristics.

S&P Middle East Strategy

Principal Investment Strategies. The S&P Middle East Strategy seeks to achieve capital appreciation by investing liquidity weighted allocations to the common stock of approximately 10% of the companies in the S&P Israel BMI LargeMid® Index that the Sub-Adviser believes to be the most attractive. The Sub-Adviser defines attractive stocks as those with the strongest Free Cash Flow Yield, and either above average profitability or favorable price momentum. S&P Capital IQ™ Quality Ranks are used to exclude companies with the lower quality, helping to filter those that may look attractive on a capital appreciation basis but may have longer term low quality characteristics.